May 4, 2026

Vishal Garg
Chief Executive Officer
Better Home & Finance Holding Company
1 World Trade Center
285 Fulton Street, 80th Floor, Suite A
New York, New York 10007

       Re: Better Home & Finance Holding Company
           Registration Statement on Form S-3
           Filed April 17, 2026
           File No. 333-295143
Dear Vishal Garg:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Bryan K. Brown, Esq.